AURUM RESOURCES CORP.

1516 E. Tropicana Ave., Suite 155

Las Vegas, Nevada 89119

September 23, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  Sean Donahue

Re: Aurum Resources Corp.

      Amendment No. 2 to

      Registration Statement on Form S-1

      Filed on: August 20, 2010

      File No. 333-167217

Dear Mr. Donahue:

In response to your letter dated September 8, 2010 which included comments regarding our Amendment No. 2 to Registration Statement on Form S-1 filed on August 20, 2010, we have prepared the following responses:

General

1.SEC Comment: Please provide relevant updates with each amendment. For example, we note your disclosure that the wells are scheduled to be drilled in summer 2010.

The Company has complied with this comment.  The company has provided relevant updates with Amendment No. 3 to the Form S-1. Please see page 5 and page 21 of Amendment No. 3 to the Form S-1:

The wells are in the Bartlesville Oil Formation at a depth of 550’ to 600’ +/-. The operators stimulated the wells through the use of a sand frac and horizontal drilling, and then put the wells into production. The wells are relatively shallow in nature and are inexpensive by today’s standards to develop maintain, and operate. Cash flow is expected to begin by the end of 2010. The project’s engineer developed a method for drilling horizontally on shallow wells such as ours, which previously was not possible. The basic way to drill a shallow well up to this point has been to drill vertical and hope to hit a reserve. Horizontal drilling rig has been developed to efficiently drill shallow horizontal wells with extended reach laterals. True horizontal drilling can follow the reservoir on a flat axis up or down depending on formation. Horizontal wells increase productivity several times more than vertical wells. The operating costs associated with infrastructure, wellhead equipment and maintenance are also greatly reduced.  Wells that would have otherwise considered marginal or uneconomical are now successful because of horizontal drilling. Thin reservoirs, isolated and bypassed oil and gas reservoirs and reserves in environmentally sensitive areas would benefit from this technology. The wells were drilled in summer 2010 and produce oil, but at slower rate than projected. The operator will do a water flood program to boost the pressure because the oil is there but it's not coming up fast enough. The projected production is expected by the end of 2010.There is no assurance that the wells in the Washom II Lease Project will be productive or projected production will start as scheduled or ever start at all, in which case we may never receive the revenues projected from it and you can lose your investment.

Description of Property, page 20

2.SEC Comment: We note your disclosure that “Patriot Financial Group has an enviable track record of having drilled 13 wells, 1 in Matagorda County, Texas, 3 in Seminole County, Oklahoma and 9 in Nowata County, Oklahoma and having struck oil on all 13.” Please discuss whether the quantities of oil produced by these wells were economic such that the revenue was greater than the operation cost. In Addition, disclose how many of the wells have resulted in revenues greater than the total capital costs that went into drilling the well.

We have attempted to obtain information from Patriot Financial Group regarding the quantities of oil produced by these wells and whether the wells were economic such that the revenue generated from them was greater than the operation cost.  Because we were unable to obtain this information, we have removed the reference to Patriot Financial Group’s operations.  Please see page 21 of Amendment No. 3 to the Form S-1.

Financial Statements, page 30

3.Please monitor your need to provide updated financial statements. See Item 8-08 of Regulation S-X.

The Company has complied with this comment.  Please see updated financial statements of the Amendment No. 3 to the Form S-1. The company has also provided relevant updates with Amendment No. 3 to the Form S-1.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Danil Shpeyzer

Danil Speyzer, President

2